245 Summer Street

Fidelity® Investments

Boston, MA 02210

March 14, 2022

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:

Fidelity Aberdeen Street Trust (the trust): File Nos. 033-43529 and 811-06440 Fidelity Advisor Freedom 2005 Fund, Fidelity Advisor Freedom 2010 Fund, Fidelity Advisor Freedom 2015 Fund, Fidelity Advisor Freedom 2020 Fund, Fidelity Advisor Freedom 2025 Fund, Fidelity Advisor Freedom 2030 Fund, Fidelity Advisor Freedom 2035 Fund, Fidelity Advisor Freedom 2040 Fund, Fidelity Advisor Freedom 2045 Fund, Fidelity Advisor Freedom 2050 Fund, Fidelity Advisor Freedom 2055 Fund, Fidelity Advisor Freedom 2060 Fund, Fidelity Advisor Freedom 2065 Fund, Fidelity Advisor Freedom Income Fund, Fidelity Flex Freedom Blend 2005 Fund, Fidelity Flex Freedom Blend 2010 Fund, Fidelity Flex Freedom Blend 2015 Fund, Fidelity Flex Freedom Blend 2020 Fund, Fidelity Flex Freedom Blend 2025 Fund, Fidelity Flex Freedom Blend 2030 Fund, Fidelity Flex Freedom Blend 2035 Fund, Fidelity Flex Freedom Blend 2040 Fund, Fidelity Flex Freedom Blend 2045 Fund, Fidelity Flex Freedom Blend 2050 Fund, Fidelity Flex Freedom Blend 2055 Fund, Fidelity Flex Freedom Blend 2060 Fund, Fidelity Flex Freedom Blend 2065 Fund, Fidelity Flex Freedom Blend Income Fund, Fidelity Freedom 2005 Fund, Fidelity Freedom 2010 Fund, Fidelity Freedom 2015 Fund, Fidelity Freedom 2020 Fund, Fidelity Freedom 2025 Fund, Fidelity Freedom 2030 Fund, Fidelity Freedom 2035 Fund, Fidelity Freedom 2040 Fund, Fidelity Freedom 2045 Fund, Fidelity Freedom 2050 Fund, Fidelity Freedom 2055 Fund, Fidelity Freedom 2060 Fund, Fidelity Freedom 2065 Fund, Fidelity Freedom Income Fund, Fidelity Freedom Blend 2005 Fund, Fidelity Freedom Blend 2010 Fund, Fidelity Freedom Blend 2015 Fund, Fidelity Freedom Blend 2020 Fund, Fidelity Freedom Blend 2025 Fund, Fidelity Freedom Blend 2030 Fund, Fidelity Freedom Blend 2035 Fund, Fidelity Freedom Blend 2040 Fund, Fidelity Freedom Blend 2045 Fund, Fidelity Freedom Blend 2050 Fund, Fidelity Freedom Blend 2055 Fund, Fidelity Freedom Blend 2060 Fund, Fidelity Freedom Blend 2065 Fund, Fidelity Freedom Blend Income Fund, Fidelity Freedom Index 2005 Fund, Fidelity Freedom Index 2010 Fund, Fidelity Freedom Index 2015 Fund, Fidelity Freedom Index 2020 Fund, Fidelity Freedom Index 2025 Fund, Fidelity Freedom Index 2030 Fund, Fidelity Freedom Index 2035 Fund, Fidelity Freedom Index 2040 Fund, Fidelity Freedom Index 2045 Fund, Fidelity Freedom Index 2050 Fund, Fidelity Freedom Index 2055 Fund, Fidelity Freedom Index 2060 Fund, Fidelity Freedom Index 2065 Fund, and Fidelity Freedom Index Income Fund (the fund(s))

Post-Effective Amendment No. 144

________________________________________________________________________

Ladies and Gentlemen:

Pursuant to Rule 8b-16 under the Investment Company Act of 1940, as amended, Regulation S-T and Rule 485(a) under the Securities Act of 1933, as amended, (33 Act) transmitted herewith on behalf of the trust is Post-Effective Amendment No. 144 to the trust’s current effective Registration Statement on Form N-1A.  This transmission contains a conformed signature page, the manually signed original of which is maintained at the offices of the trust.

This filing contains the Prospectus(es) and Statement(s) of Additional Information for the fund(s) referenced above.

Pursuant to Rule 472 under the 33 Act, each fund’s Prospectus(es) and SAI(s), as filed herein, have been tagged to indicate modifications and editorial changes made since the filing of the last applicable Registration Statement.

This filing incorporates changes to update the glide path charts and strategic asset allocations for Fidelity's target date funds, as well as notification of related composite benchmark changes; and increase the maximum allowable equity exposure for the Fidelity Advisor Freedom Funds, Fidelity Flex Freedom Blend Funds, Fidelity Freedom Funds, and the Fidelity Freedom Blend Funds. This filing also serves to make other non-material changes.

Pursuant to Rule 485(a), the trust elects an effective date of May 28, 2022.  We request your comments by April 13, 2022.  Please note that certain charts and tabular information will be included in the applicable Prospectus(es) and Statement(s) of Additional Information in a subsequent amendment to the trust’s Registration Statement.

Please contact Renée Fuller at (603) 721-4221 with any questions or comments regarding this filing.

Sincerely,

/s/Renée Fuller Renée Fuller Legal Product Group